Signed Original

03043555

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended June 30, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number 0-1859

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan.

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNAPE & VOGT MANUFACTURING COMPANY
2700 Oak Industrial Drive, N.E.
Grand Rapids, Michigan 49505

KNAPE & VOGT MANUFACTURING COMPANY
EMPLOYEES' RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SCHEDULES

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants in
Knape & Vogt Manufacturing Company Employees'
Retirement Savings Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan (the "Plan") as of June 30, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended June 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2003 and 2002 and the changes in net assets available for benefits for the year ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 16, 2003

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED JUNE 30, 2003

ADDITIONS TO ASSETS:	
Investment income—	
Interest and dividends	$ 174,680
Net investment income	174,680
Contributions:	
Participant contributions	1,638,466
Employer contributions	263,085
Total contributions	1,901,551
DEDUCTIONS FROM ASSETS:	
Net depreciation in fair value of investments	235,950
Benefits paid to participants	1,086,648
Administrative expenses	14,031
Total deductions	1,336,629
INCREASE IN NET ASSETS	739,602
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	12,175,847
End of year	$ 12,915,449

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2003 AND 2002

1. DESCRIPTION OF THE PLAN

The following description of Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Knape & Vogt Manufacturing Company (the "Company") and its subsidiary, Feeny, who have completed one hour of service with the Company or one year of service with Feeny. Plan entry dates are every January 1, April 1, July 1 and October 1.

The Board of Directors of the Company control and manage the operation and administration of the Plan. Fifth Third Bank Trust (the "Trustee") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—Each year, participants may contribute a portion of their pretax annual compensation, as defined in the Plan. The Company's matching contribution for hourly employees is 50% of the first 4% percent of base compensation that a participant contributed to the Plan for the Plan year 2003. Additional amounts may be contributed at the discretion of the Company's Board of Directors. There is no matching contribution for salaried employees. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions, Plan earnings and administrative expenses. Allocations are based on the relationship of a participant's account balance in each investment fund to the total of all account balances in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and a stock fund, which is invested in the Company's stock, as investment options for participants.

Vesting—Participants are immediately and fully vested in his/her voluntary contributions and the Company's matching contribution plus actual earnings thereon. Vesting in the Company's discretionary profit contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after seven years of credited service. Forfeited balances of terminated participants are allocated to the remaining participants eligible to receive a profit-sharing contribution, based on the ratio of each participant's compensation for the plan year to total eligible participants' compensation for the plan year. There were forfeitures of $9,149 and $0 for 2003 and 2002, respectively. Company profit-sharing contributions and earnings thereon vest as follows:

Years of Service	Percentage Vested
Less than 2	0
2	10
3	20
4	40
5	60
6	80
7 or more	100

Payment of Benefits—Benefits may be paid to a participant or beneficiary upon retirement, total and permanent disability, death, financial hardship or termination of employment in a lump-sum amount equal to the value in the participant's account in accordance with the Plan provisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Expenses—Administrative expenses of the Plan are paid by the Plan, as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. As of June 30, 2003 and 2002 there were $22,586 and $0, respectively, due to persons who have elected to withdraw from the Plan but have not yet been paid.

3. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

4. INVESTMENTS

The following presents investments that represent 5% of more of the Plan's assets at June 30:

	2003	2002
Fifth Third Prime Money Market Fund Inst.	$ 966,002	
Fifth Third Equity Index Fund	6,220,612	$6,320,158
Fifth Third Long Term Growth Fund		2,319,041
Fifth Third Intermediate Bond Fund	1,333,842	948,090
American Funds American Balanced	2,131,705	

During the year ended June 30, 2003, the Plan's stock and mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $235,950 during the year ended June 30, 2003 as follows:

Fifth Third Equity Index Fund	$ (90,175)
Fifth Third Intermediate Bond Fund	59,730
American Funds American Balanced	47,100
Other	(252,605)
Net depreciation in fair value of investments	$ (235,950)

5. TRANSACTIONS WITH PARTIES-IN-INTERST

Fees for accounting, legal, trustee, and administrative services were paid by the Plan. Fees paid by the Plan for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan are managed by the Trustee. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of June 30, 2003 and 2002, the Plan held $8,559,895 and $10,184,268, respectively, of such investments.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 14, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES' RETIREMENT SAVINGS PLAN

PLAN NUMBER 003
FORM 5500—SCHEDULE H—PART IV, LINE 4i—
EMPLOYER IDENTIFICATION NUMBER: 38-0722920

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JUNE 30, 2003

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Stock Fund	Knape & Vogt Manufacturing Company common stock	#	$ 391,973
*	Fifth Third	Prime Money Market Fund	#	966,002
*	Fifth Third	Intermediate Bond Fund	#	1,333,842
*	Fifth Third	Equity Index	#	6,220,612
	AIM	Constellation A	#	305,821
	American Funds	American Balanced	#	2,131,705
	American Century	Equity Income	#	130,225
	American Century	Short Term Government	#	49,384
	Dodge & Cox	Balanced	#	243,976
	Dodge & Cox	Stock Fund	#	198,104
	Fidelity	Advisor Growth Opportunity Fund	#	143,506
	Franklin	Mid Cap Growth	#	510,172
	Franklin	Balance Sheet	#	151,867
*	Fifth Third	International GDP Inst.	#	39,439
	Templeton	Growth Fund	#	44,221
	TOTAL			$12,860,849

The cost of participant-directed investments is not required to be disclosed.

* Denotes party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNAPE & VOGT MANUFACTURING COMPANY EMPLOYEES' RETIREMENT SAVINGS PLAN

By: ______________________

Name: William R. Dutmers
Title: Chairman of the Board and
Chief Executive Officer

Date: December 23, 2003

PURSUANT TO GENERAL INSTRUCTION E OF FORM 11-K

AND RULE 101(b)(3) OF REGULATION S-T, THIS FORM

IS BEING FILED IN PAPER FORMAT.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Independent Auditors' Consent of Deloitte & Touche LLP
32.1	Certificate of the Chief Executive Officer of Knape & Vogt Manufacturing Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of the Chief Financial Officer of Knape & Vogt Manufacturing Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

Knape & Vogt Manufacturing Company
Grand Rapids, Michigan

We hereby consent to the incorporation by reference in Registration Statement No. 33-88212 of Knape & Vogt Manufacturing Company on Form S-8 of our report dated December 16, 2003 appearing in this Annual Report on Form 11-K of Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan for the year ended June 30, 2003.

Deloitte & Touche LLP

Grand Rapids, Michigan
December 23, 2003

EXHIBIT 32.1

I, William R. Dutmers, Chairman of the Board and Chief Executive Officer of Knape & Vogt Manufacturing Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K which this statement accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934, and

(2) the information contained in the Annual Report on Form 11-K fairly presents, in all material respects, the financial condition and results of operations of The Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan.

Dated: December 23, 2003

William R. Dutmers
Chairman of the Board and
Chief Executive Officer

EXHIBIT 32.2

I, Leslie J. Cummings, Vice President of Finance and Treasurer of Knape & Vogt Manufacturing Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K, which this statement accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Act of 1934, and

(2) the information contained in the Annual Report on Form 11-K fairly presents, in all material respects, the financial condition and results of operations of The Knape & Vogt Manufacturing Company Employees' Retirement Savings Plan.

Dated: December 23, 2003

Leslie J. Cummings
Vice President of Finance and Treasurer

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